Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC Pink - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

REDUCTION IN ROYALTY BURDEN ON LEWIS GOLD PROJECT
EXERCISE OF WARRANTS BY GOLD STANDARD VENTURES CORP.
APPOINTMENT TO BOARD OF DIRECTORS

Vancouver, British Columbia June 16, 2016 – Battle Mountain Gold Inc. (“Battle Mountain” or the “Company”) (TSX-V: BMG) advises that further to our news release of May 6, 2016, Gold Standard Ventures Corp. (“GSV”) has informed the Company that GSV intends to increase its strategic investment in the Company by exercising all of GSV’s 5,240,717 warrants (the “Warrants”) to acquire an additional 5,240,717 common shares of Battle Mountain (the “Warrant Shares”) at a price of CAD $0.37 per share for an aggregate purchase price of CAD $1,939,065 (the “Warrant Purchase Price”). The consent of the TSX Venture Exchange (the “TSXV”) to the creation of GSV as a new control person of Battle Mountain, a pre-condition to the exercise of the Warrants, has now been received following Battle Mountain’s disinterested shareholder approval of GSV as a control person. GSV has advised that it expects to exercise the Warrants within the next 5 to 7 days.

The gross proceeds from the exercise of the Warrants will be used by Battle Mountain to partially fund a buy-down (the “Royalty Buy-Down”) of the existing royalty for gold and silver (the “Royalty”) on Battle Mountain’s Lewis Gold Project in Lander County, Nevada, U.S.A. from 5% to 3.5% and the conversion of the Royalty from a gross royalty to a net smelter returns royalty. GSV has also agreed to advance an additional CAD $416,170 to Battle Mountain (the “Additional Advance”) to fund the balance of the Royalty Buy-Down. GSV has advised that the Warrant Purchase Price and the Additional Advance totalling USD $1,850,000 (translated as CAD $2,355,235) will be funded by GSV through a combination of USD $925,000 cash and 532,864 common shares of GSV at a deemed price of US$1.7359 (C$2.21) per share to be paid by GSV directly to the arm’s length holder of the Royalty. Subject to acceptance of the TSXV, Battle Mountain has agreed to settle the Additional Advance from Gold Standard through the issuance of a further 885,468 common shares of Battle Mountain (the “Additional Advance Shares”) at a fair value of C$0.47 per share.

Battle Mountain is advised by GSV that it currently owns 10,481,435 common shares of Battle Mountain and upon exercise of the Warrants, GSV will own a total of 15,722,152 common shares or approximately 27.14% of Battle Mountain’s issued and outstanding common shares on a post-conversion beneficial ownership basis. Upon issuance of the Additional Advance Shares, GSV will own 16,607,620 common shares or approximately 28.25% of Battle Mountain’s then issued and outstanding common shares.

GSV has advised that the Warrant Shares and Additional Advance Shares are or will be acquired by GSV as principal for investment purposes and that GSV has no present intention to acquire further securities of Battle Mountain although GSV may in the future and in accordance with applicable securities laws, increase or decrease its investment in Battle Mountain by acquiring or disposing of other securities of Battle Mountain, through the market, privately or otherwise, depending on market conditions or any other relevant factors.

Battle Mountain Gold Inc.
News Release
June 16, 2016
Page 2 of 3

GSV has agreed to vote its shares of Battle Mountain in accordance with the recommendations of Battle Mountain’s board of directors until November 6, 2017 and give Battle Mountain prior notice of any sales of shares exceeding 2% of Battle Mountain’s then issued and outstanding shares in any 15 day period for so long as GSV owns not less than 9.9% of Battle Mountain’s issued and outstanding shares.

Following exercise of the Warrants, a report respecting the acquisition of the Warrant Shares and, if applicable, Additional Advance Shares, will be electronically filed by GSV with the applicable securities commission in each jurisdiction where Battle Mountain is reporting and will be available for viewing through the Internet at the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Appointment to Board of Directors

The Company is pleased to announce that Jonathan Awde, President and Chief Executive Officer of Gold Standard Ventures Corp. has agreed to join and has been appointed to the Board of Directors of Battle Mountain Gold Inc. Mr. Awde has spent the last 12 years financing junior resource companies and has focused on institutional accounts. He has raised over $200 million for public and private companies in the resource sector. As a co-founder, President/CEO and a Director of Gold Standard Ventures, he oversees all financing, strategy, corporate activities and developments for that company. Mr. Awde received his BA in Economics & Finance from Acadia University and is a former sales & trading professional at a Canadian broker dealer.

Additional Royalty reduction option

Battle Mountain and GSV have the collective right to further reduce the Royalty from 3.5% to 2.5% by paying the royalty holder the amount of USD $2,150,000, payable one-half in cash and one-half in GSV shares, for a two year period which may be extended for a further one year upon payment of an additional USD $250,000.

Chet Idziszek, President and CEO of Battle Mountain, stated, “The reduction in the royalty burden on the Lewis Gold Project represents a significant enhancement of future potential project economics and we believe has the effect of augmenting the attractiveness of the Lewis Gold Project in the marketplace. We welcome Jonathan to the Board of Battle Mountain where his corporate finance background and experience will be an excellent fit.”

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com

On behalf of the Board of Directors of
BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.

This news release includes and is qualified by the Cautionary Statements on the page following.

Battle Mountain Gold Inc.
News Release
June 16, 2016

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the future plans and intentions of GSV with respect to the Company’s securities, our future potential project economics and project attractiveness in the marketplace and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, conditions in the capital markets, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.